Exhibit 99.(a)(5)(B)

Fortress Affiliates Complete Tender Offer for Outstanding Shares of Finjan

New York, New York – July 23, 2020 – Affiliates of Fortress Investment Group LLC (such affiliates, collectively “Fortress”) today announced that Fortress has successfully concluded its cash tender offer to purchase all of the outstanding shares of common stock of Finjan Holdings, Inc. (NASDAQ:FNJN).

The tender offer expired as scheduled at 12:00 midnight, Eastern time, at the end of July 22, 2020 (one minute after 11:59 p.m., Eastern time, on July 22, 2020). As of expiration, 21,295,218 shares had been validly tendered and not withdrawn from the tender offer, representing approximately 76.5% of the outstanding shares of common stock of Finjan. All of such shares have been accepted for payment in accordance with the terms of the tender offer, and Fortress expects to promptly pay for such shares.

Fortress will now complete a second-step merger in which any remaining shares of Finjan common stock will be converted into the right to receive an amount in cash equal to the per share price paid in the tender offer, without interest and net of withholding taxes. Upon completion of the transaction, which is expected to happen on July 24, 2020, Finjan will become a privately held company.

About Fortress Investment Group LLC

Fortress Investment Group LLC is a leading, highly diversified global investment manager with approximately $41.7 billion of assets under management as of March 31, 2020. Founded in 1998, Fortress manages assets on behalf of over 1,700 institutional clients and private investors worldwide across a range of credit and real estate, private equity and permanent capital investment strategies.

About Finjan Holdings, Inc.

Established in 1996, Finjan is a globally recognized pioneer in cybersecurity. Finjan's inventions are embedded within a strong portfolio of patents focusing on software and hardware technologies used to proactively detect previously unknown and emerging threats on a real-time, behavior-based basis. After receiving initial funding from a broad group of investors, including venture, private equity, and large software and technology companies. Finjan has continued to grow through investments in innovation, strategic acquisitions, and partnerships promoting economic advancement and job creation.

Forward-Looking Statements

Statements about the completion of the transaction and all other statements in this news release, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect,” “believe,” “anticipate,” “goal,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof, are based on current expectations and involve a number of assumptions, known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the information expressed or implied by these forward-looking statements, including, but not limited to, the risk that the transaction is not completed. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in Finjan’s periodic reports filed with the Securities and Exchange Commission.

Fortress Media Contact:

Gordon Runté, Managing Director
(212) 798 6082
grunte@fortress.com

Finjan Media Contact:

Valter Pinto

KCSA Strategic Communications

(650) 282-3245

investors@finjan.com